UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IMPRIVATA, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45323J103

(CUSIP Number)

S. Scott Crabill c/o Thoma Bravo, LLC 300 North LaSalle, Suite 4350 Chicago, Illinois 60654 (312) 254-3300	Gerald T. Nowak, P.C. Theodore A. Peto, P.C. Bradley Reed Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Project Brady Merger Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,258,646*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,258,646
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%**
14.	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of 8,258,646 shares of the Issuer Common Stock (as defined below), calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) based on representations set forth in the voting agreements described in Item 4 hereof, is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of such voting agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement (as defined below)). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Project Brady Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,258,646*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,258,646
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%**
14.	TYPE OF REPORTING PERSON OO

*	Beneficial ownership of 8,258,646 shares of the Issuer Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the voting agreements described in Item 4 hereof, is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of such voting agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Thoma Bravo Fund XII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,258,646*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,258,646
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%**
14.	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of 8,258,646 shares of the Issuer Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the voting agreements described in Item 4 hereof, is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of such voting agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Thoma Bravo Partners XII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,258,646*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,258,646
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%**
14.	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of 8,258,646 shares of the Issuer Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the voting agreements described in Item 4 hereof, is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of such voting agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Thoma Bravo Fund XI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 559,643
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 559,643
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,643
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Thoma Bravo Fund XI-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 281,064
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 281,064
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,064
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Thoma Bravo Executive Fund XI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,347
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Thoma Bravo Special Opportunities Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 242,356
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 242,356
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,356
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Thoma Bravo Special Opportunities Fund II-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 117,656
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 117,656
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,656
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Thoma Bravo Partners XI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,213,066
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,213,066
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,066
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 45323J103

1.	NAME OF REPORTING PERSON Thoma Bravo, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,471,712*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,213,066
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,471,712
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%**
14.	TYPE OF REPORTING PERSON OO

*	Beneficial ownership of 8,258,646 shares of the Issuer Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the voting agreements described in Item 4 hereof, is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of such voting agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 25,408,902 shares of Issuer Common Stock outstanding as of July 11, 2016 (as represented in the Merger Agreement). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of Imprivata, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 110 Maguire Road, Building 1, Suite 125, Lexington, Massachusetts 02421.

Item 2.	Identity and Background.

This Statement is being jointly filed on behalf of:

a)	Project Brady Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Brady Holdings (as defined below) (“Brady Merger Sub”);

b)	Project Brady Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Fund XII (as defined below) (“Brady Holdings”)

c)	Thoma Bravo Fund XII, L.P., a Delaware limited partnership (“Fund XII”), which may may be deemed to have shared voting power with respect to (and therefore beneficially own) Issuer Common Stock by virtue of its ownership of Brady Holdings;

d)	Thoma Bravo Partners XII, L.P., a Delaware limited partnership (“Fund XII GP”), which serves as the general partner of Fund XII;

e)	Thoma Bravo Fund XI, L.P., a Delaware limited partnership (“Fund XI”);

f)	Thoma Bravo Fund XI-A, L.P., a Delaware limited partnership (“Fund XI-A”);

g)	Thoma Bravo Executive Fund XI, L.P., a Delaware limited partnership (“Exec Fund XI “);

h)	Thoma Bravo Special Opportunities Fund II, L.P., a Delaware limited partnership (“SOF II”);

i)	Thoma Bravo Special Opportunities Fund II-A, L.P., a Delaware limited partnership (“SOF II-A”);

j)	Thoma Bravo Partners XI, L.P., a Delaware limited partnership (“Fund XI GP”), which serves as the general partner of Fund XI, Fund XI-A, Exec Fund XI, SOF II and SOF II-A; and

k)	Thoma Bravo, LLC, a Delaware limited liability company (“TB LLC”), which serves as the general partner of Fund XI GP and Fund XII GP.

The entities set forth in clauses (a) through (k) are collectively referred to as the “Reporting Persons”. The address of the principal business and principal office of each of the Reporting Persons is c/o Thoma Bravo, LLC, 300 North LaSalle Street, Suite 4350, Chicago, Illinois 60654. The telephone number for each of the Reporting Persons is (312) 254-3300. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Each of Brady Merger Sub and Brady Holdings was formed on July 6, 2016 solely for the purpose of completing the proposed Merger (as defined below) and have conducted no business activities other than those related to the structuring and negotiation of the Merger and arranging of the equity financing and any debt financing in connection with the Merger. The principal business of Fund XI, Fund XI-A, Exec Fund XI, SOF II, SOF II-A and Fund XII is to make investments primarily in equity or equity-oriented securities of companies in software and technology enabled services businesses, with a particular focus on application and infrastructure software, to dispose of such investments and to distribute the proceeds therefrom to its partners. The principal business of Fund XI GP and Fund XII GP consists of performing the functions of, and serving as, the general partner of Fund XI, Fund XI-A, Exec Fund XI, SOF II, SOF II-A and Fund XII, as applicable, making capital contributions to such funds, as applicable, and doing all things necessary or incidental thereto. Each of Fund XI GP and Fund XII GP acts by and through TB LLC, the principal business of which consists of performing the functions of, and serving as, the general partner of each of Fund XI GP and Fund XII GP. Investment decisions by TB LLC are made by an investment management committee consisting of six individuals who also serve as Managing Partners of TB LLC. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person are set forth on Schedule I. During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Open Market Purchases

From August 5, 2015 to October 22, 2015, Fund XI, Fund XI-A, Exec Fund XI, SOF II and SOF II-A acquired an aggregate of 1,213,066 shares of Issuer Common Stock in open market purchases for an aggregate purchase price of approximately $17.4 million (inclusive of commissions). The source of funds to acquire all of the shares of Issuer Common Stock was the general working capital of such funds, which primarily consists of capital committed by the partners of such funds and proceeds of financing facilities generally available to such funds.

Merger Agreement

On July 13, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Brady Holdings and Brady Merger Sub. Brady Holdings and Brady Merger Sub are beneficially owned by Fund XII.

The Merger

Pursuant to the Merger Agreement, Brady Merger Sub will merge with and into the Issuer, and the Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Brady Holdings (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Issuer Common Stock issued and outstanding as of immediately prior to the Effective Time (other than dissenting shares or shares owned by Brady Holding or Brady Merger Sub) will be cancelled and automatically converted into the right to receive cash in an amount equal to $19.25, without interest thereon (the “Per Share Price”). Each option to purchase a share of Issuer Common Stock that is outstanding as of the Effective Time will accelerate in full in connection with the transaction and will be cancelled in exchange for the right to receive the excess, if any, of the Per Share Price over the exercise price of such option, less applicable withholding taxes. Each restricted stock unit that is outstanding as of the Effective Time will accelerate in full in connection with the transaction and will be cancelled in exchange for the right to receive the Per Share Price, less applicable withholding taxes. Restrictions on shares of restricted stock will be caused to lapse immediately prior to the Effective Time, and the shares will be subject to the same terms and conditions of the Merger Agreement that are applicable to all other shares of Issuer Common Stock.

Closing Conditions

Consummation of the Merger is subject to customary closing conditions, including, without limitation, the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval by the Issuer’s stockholders.

Representations, Warranties and Covenants

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among other things, (i) covenants regarding the operation of the business of the Issuer and its subsidiaries prior to the Effective Time and (ii) a covenant of the Issuer not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to allow the Issuer’s board of directors to exercise its fiduciary duties.

Termination; Termination Fees

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals, or if the Merger is not consummated by December 10, 2016. Upon the termination of the Merger Agreement, under specified circumstances, the Issuer will be required to pay Brady Holdings a termination fee of $13.6 million.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is set forth as Exhibit 99.1 attached hereto and is incorporated herein by reference.

Equity Commitment Letter

The proposed transaction values the equity of the Issuer at approximately $544 million. Brady Holdings has received an equity commitment in respect of funds sufficient to purchase all of the shares of the Issuer’s capital stock in the Merger and to consummate the other transactions described above.

Concurrently with the execution of the Merger Agreement, Fund XII delivered an equity commitment letter to Brady Holdings (the “Equity Commitment Letter”) to capitalize Brady Holdings, at or immediately prior to the Effective Time, with an aggregate equity contribution in an amount up to $548.1 million plus, solely and to the extent necessary in order to pay any additional fees and expenses required by the Merger Agreement to be paid by Brady Holdings after taking into account the amount of available Issuer cash as of the closing of the Merger, up to an additional $20.0 million, which will be sufficient for Brady Holdings to consummate the transactions contemplated by the Merger Agreement, subject to the terms and conditions set forth in the Equity Commitment Letter (the “Equity Financing”). Brady Holdings and/or Brady Merger Sub may obtain debt financing to offset a portion of the funds required to consummate the transactions contemplated by the Merger Agreement.

Funding of the Equity Financing is subject to the satisfaction of various conditions set forth in the Equity Commitment Letter. The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Voting Agreements

        On July 13, 2016, concurrently with the execution of the Merger Agreement, certain of the Issuer’s stockholders (specifically, Highland Capital Partners VI Limited Partnership, Highland Capital Partners VI-B Limited Partnership, Highland Entrepreneurs’ Fund VI Limited Partnership, Omar Hussain, Jeffery A. Kalowski, Paul A. Maeder, Polaris Venture Partners III, L.P., Polaris Venture Partners Entrepreneurs Fund III, L.P., Polaris Venture Partners Founders’ Fund III, L.P., Christopher Shaw, David Ting Family Trust, David Mei Tzou Ting, Kathleen Elizabeth Walsh, Rodger E. Weismann, Jr., David Barrett, John A. Blaeser, Thomas Brigiotta, John D. Halamka) (each a “Support Stockholder” and, collectively, the “Support Stockholders”), entered into Voting Agreements with Brady Holdings (each a “Voting Agreement” and, collectively, the “Voting Agreements”), pursuant to which, subject to the terms and conditions set forth therein, each Support Stockholder agreed to vote all of such Support Stockholder’s shares of Issuer Common

Stock (including any Issuer Common Stock that such Support Stockholders receive as a result of exercising stock options or other stock-based awards) in favor of approving the Merger Agreement and the transactions contemplated thereby. Collectively, the Support Stockholders had beneficial ownership, as of July 11, 2016, of an aggregate of 8,258,646 shares of Issuer Common Stock (including shares of Issuer Common Stock subject to options or restricted stock units that are vested or will vest within 60 days following July 11, 2016), or approximately 32.5% of the outstanding shares of Issuer Common Stock.

Under the Voting Agreements, the Support Stockholders agreed, during the term of the Voting Agreements, to vote their shares of Issuer Common Stock (i) in favor of the adoption of Merger Agreement and the approval of the transactions contemplated thereby and (ii) against any alternative acquisition proposal, and not to, directly or indirectly, sell, transfer, exchange or otherwise dispose of their shares, subject to certain limited exceptions.

Each Voting Agreement will terminate as of the earliest to occur of (i) the termination of the Merger Agreement in accordance with the terms and provisions thereof, (ii) the notification by Brady Holdings to the Issuer that it is not willing or not able to proceed with the Merger on substantially the terms set forth in the Merger Agreement, including by advising the Issuer that it is unwilling to proceed with the Merger unless the Per Share Price is reduced or changed in form, (iii) any waiver, change or amendment to the terms or conditions of the Merger Agreement that adversely affects such Support Stockholder in any material respect (including any reduction in the Per Share Price), (iv) immediately following the meeting of the Issuer’s stockholders, including any adjournment or postponement thereof, at which the Issuer’s stockholders vote on the adoption of the Merger Agreement and (v) December 10, 2016 (which is the outside termination date under the Merger Agreement).

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, which are attached hereto as Exhibits 99.3 through 99.16 and incorporated herein by reference.

Shared voting power with respect to the shares of Issuer Common Stock beneficially owned by the Support Stockholders may be deemed to have been acquired through execution of the Voting Agreements.

Schedule II lists the names and number of shares of Issuer Common Stock that are beneficially held by each Support Stockholder and subject to this Schedule 13D.

Item 4.	Purpose of Transaction.

The purpose of the Merger is to acquire control of, and the entire equity interest in, the Issuer.

The Merger Agreement provides that Brady Merger Sub will be merged with and into the Issuer, and, at the date and time when the Merger becomes effective (the “Effective Time”), the Issuer’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to be the same as the certificate of incorporation of Brady Merger Sub as in effect immediately prior to the Effective Time, except that such certificate of incorporation will be amended to change the name of the surviving corporation to “Imprivata, Inc.”, and as so amended, will be the certificate of incorporation of the surviving corporation, and the bylaws of Brady Merger Sub as in effect immediately prior to the Effective Time will be the bylaws of the surviving corporation, except that such bylaws shall be amended to change the name of the surviving corporation to “Imprivata, Inc.”, and as so amended, will be the bylaws of the surviving corporation. The directors of Brady Merger Sub and the officers of the Issuer immediately prior to the Effective Time will become the directors and officers, respectively, of the surviving corporation.

Following the Merger, the Issuer Common Stock will no longer be traded on the New York Stock Exchange, there will be no public market for the Issuer Common Stock and registration of the Issuer Common Stock under the Securities Exchange Act of 1934 will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Immediately prior to the execution of the Voting Agreements, certain of the Reporting Persons beneficially owned an aggregate of 1,213,066 shares of Issuer Common Stock, representing approximately 4.8% of the Issuer Common Stock outstanding as of July 11, 2016. As a result of the execution and delivery of the Voting Agreements on July 13, 2016, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain of the Reporting Persons may be deemed to have shared voting power with respect to (and therefore beneficially own) an additional 8,258,646 shares of Issuer Common Stock, representing approximately 32.5% of the Issuer Common Stock outstanding as of July 11, 2016. Accordingly, the percentage of the outstanding shares that may be deemed beneficially owned by the Reporting Persons is approximately 37.3%.

Except as set forth above, none of the Reporting Persons nor, to the of the Reporting Persons’ knowledge, any of the individuals named in Schedule I hereto, owns any shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the knowledge of the Reporting Persons, no person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d) Other than with respect to the 1,213,066 shares of Issuer Common Stock beneficially owned by certain of the Reporting Persons, the Reporting Persons do not have the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit 99.17 hereto.

Except as set forth in this Item 6, the joint filing agreement attached as Exhibit 99.17 hereto and Item 4 of this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated July 13, 2016, by and among Imprivata, Inc., Project Brady Merger Sub, Inc. and Project Brady Holdings, LLC

99.2	Equity Commitment Letter, dated July 13, 2016, from Thoma Bravo Fund XII, L.P. to Project Brady Holdings, LLC

99.3	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and David Barrett.

99.4	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and John A. Blaeser

99.5	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and Thomas Brigiotta

99.6	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and John D. Halamka

99.7	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and Highland Management Partners VI Limited Partnership, Highland Management Partners VI-B Limited Partnership and Highland Entrepreneurs’ Fund VI Limited Partnership

99.8	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and Omar Hussain

99.9	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and Jeffery A. Kalowski

99.10	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and Paul A. Maeder

99.11	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and Polaris Venture Partners III, L.P., Polaris Venture Partners Entrepreneurs Fund III, L.P. and Polaris Venture Partners Founders’ Fund III, L.P.

99.12	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and Christopher Shaw

99.13	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and David Ting Family Trust

99.14	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and David Mei Tzou Ting

99.15	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and Kathleen Elizabeth Walsh

99.16	Voting Agreement, dated July 13, 2016, by and between Project Brady Holdings, LLC and Rodger E. Weismann, Jr.

99.17	Joint Filing Agreement, dated as of July 22, 2016, by and among Project Brady Merger Sub, Inc., Project Brady Holdings, LLC, Thoma Bravo Fund XII, L.P., Thoma Bravo Partners XII, L.P., Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Executive Fund XI, L.P., Thoma Bravo Special Opportunities Fund II, L.P., Thoma Bravo Special Opportunities Fund II-A, L.P., Thoma Bravo Partners XI, L.P. and Thoma Bravo, LLC

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2016

PROJECT BRADY MERGER SUB, INC.

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Title:	President

PROJECT BRADY HOLDINGS, LLC

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Title:	President

THOMA BRAVO FUND XII, L.P.
By:	Thoma Bravo Partners XII, L.P.
Its:	General Partner

By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

THOMA BRAVO PARTNERS XII, L.P.
By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

THOMA BRAVO FUND XI, L.P.
By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

THOMA BRAVO FUND XI-A, L.P.
By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XI, L.P.
By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

THOMA BRAVO SPECIAL OPPORTUNITIES FUND II, L.P.
By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

THOMA BRAVO SPECIAL OPPORTUNITIES FUND II-A, L.P.
By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

THOMA BRAVO PARTNERS XI, L.P.
By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

THOMA BRAVO, LLC

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

SCHEDULE I

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS, DIRECTORS, MEMBERS AND

PARTNERS OF REPORTING PERSONS

*	Unless indicated otherwise, all individuals listed in this Schedule I are citizens of the United States.
**	The business address of each of the individuals listed below is:

c/o Thoma Bravo, LLC, 300 North LaSalle Street, Suite 4350, Chicago, Illinois 60654.

PROJECT BRADY HOLDINGS, LLC &

PROJECT BRADY MERGER SUB, INC.

Name	Position	Principal Occupation; Material Positions Held in the Past

S. Scott Crabill	President & Secretary	S. Scott Crabill is a managing partner at Thoma Bravo, LLC. Mr. Crabill has previously held positions at Summit Partners, Hewlett-Packard Company, J.H. Whitney & Co. and Alex. Brown & Sons.

Kenneth J. Virnig II	Vice President & Treasurer	Kenneth J. Virnig II is a principal at Thoma Bravo, LLC. Mr. Virnig previously worked at Merrill Lynch & Co.

THOMA BRAVO ENTITIES

Name	Position	Principal Occupation; Material Positions Held in the Past

S. Scott Crabill	Managing Partner	(See above.)

Seth Boro	Managing Partner	Seth Boro is a managing partner at Thoma Bravo, LLC. Mr. Boro previously held positions at Summit Partners, ServiceSource, Credit Suisse and First Marathon Securities (National Bank Financial).

Orlando Bravo	Managing Partner	Orlando Bravo is a managing partner at Thoma Bravo, LLC. Mr. Bravo previously worked at Morgan Stanley & Co.

Lee M. Mitchell	Managing Partner	Lee M. Mitchell is a managing partner at Thoma Bravo, LLC. Mr. Mitchell previously held positions at Golder, Thoma, Cressey, Rauner, Inc., The Field Corporation, Field Enterprises, Inc. and Sidley Austin, LLP.

Holden Spaht	Managing Partner	Holden Spaht is a managing partner at Thoma Bravo, LLC. Mr. Spaht previously held positions at Morgan Stanley Capital Partners, Thomas H. Lee Partners and Morgan Stanley.

Carl D. Thoma	Managing Partner	Carl D. Thoma is a managing partner at Thoma Bravo, LLC. Mr. Thoma previously held positions at First Chicago Investment Corporation and Golder, Thoma, Cressey, Rauner, Inc.

SCHEDULE II

STOCKHOLDER INFORMATION

Stockholder	Record Ownership	Beneficial Ownership (1)
Highland Capital Partners VI Limited Partnership; Highland Capital Partners VI-B Limited Partnership; Highland Entrepreneurs’ Fund VI Limited Partnership	2,797,576	2,797,576
Omar Hussain	159,840	584,292
Jeffery A. Kalowski	209,441	359,272
Paul A. Maeder (2)	1,455	2,799,031
Polaris Venture Partners III, L.P.; Polaris Venture Partners Entrepreneurs Fund III, L.P.; Polaris Venture Partners Founders’ Fund III, L.P.	2,797,576	2,797,576
Christopher Shaw	218,844	291,759
David Ting Family Trust	166,666	166,666
David Mei Tzou Ting	241,437	718,961
Kathleen Elizabeth Walsh	639	9,389
Rodger E. Weismann, Jr.	76,556	76,556
David Barrett (3)	—	2,797,576
John A. Blaeser	107,719	107,719
Thomas Brigiotta	132,787	270,868
John D. Halamka	6,557	76,557

(1)	Includes stock options and restricted stock units that are vested or will vest within 60 days following July 11, 2016.

(2)	2,797,576 of the shares indicated as beneficially owned by Mr. Maeder are included because Mr. Maeder is a managing director of Highland Management, the general partner of the entities affiliated with Highland Capital Partners VI Limited Partnership, and as such may be deemed to share voting and investment power with respect to the shares.

(3)	All shares indicated as beneficially owned by Mr. Barrett are included because Mr. Barrett is a member of Polaris Venture Management Co. III, L.L.C., the general partner of the entities affiliated with Polaris Venture Partners III, L.P., and as such may be deemed to have voting and investment power with respect to the shares.